

February 24, 2012

Via E-mail
Mr. Leonardo Porciúncula Gomes Pereira
Chief Financial Officer
GOL Intelligent Airlines Inc.
R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

> **Re:** **GOL Intelligent Airlines Inc.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 001-32221**

Dear Mr. Pereira:

We have reviewed your response dated February 17, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or amending your filing. If you do not believe our comments apply to your facts and circumstances, or do not believe and amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report on Form 6-K filed on May 2, 2011
Report on Form 6-K filed on May 11, 2011

1. We note your response to our prior comment number 2 but are still unclear as to your revenue recognition policy with respect to your advanced ticket sales. In this regard, please tell us the period over which advance ticket sales that are not used typically expire and are recognized as revenue. If this period varies, please tell us the average or typical period over which unused tickets expire and are recognized as revenue.

2. Also, in your response to our prior comment 1 you indicate that the R56,760 adjustment that was recognized as a result of the implementation of the new system is not material to

your September 30, 2011 financial statements and you cannot allocate such amounts to periods prior to 2011. However, since the adjustment relates to advance ticket sales and industry practice is generally that tickets issued must be used within one year, we continue to believe that the adjustment relates primarily to 2010 and should therefore be recorded in your prior period results. Please provide us with a full qualitative and quantitative materiality analysis with regard to the adjustment at December 31, 2010. In this regard, we note from the analysis provided as part of your response that pretax earnings and net income would have changed by approximately 10% and 17%, respectively during the year ended December 31, 2010 if the adjustment had been made during that period rather than 2011 and such amount appears to be material to your results of operations for 2010. Your response should address the qualitative and quantitative factors in SAB Topic 1:M with regard to the materiality of the R56,760 at December 31, 2010. Alternatively, please revise to reflect this adjustment as the correction of an error in your 2010 financial statements.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief